                                                                    EXHIBIT 20.1
                                                                   PRESS RELEASE

        TAVA TECHNOLOGIES, INC. RECEIVES RECORD NEW YEAR 2000 ORDERS FOR MAY

June 3rd/Englewood, Co./ TAVA Technologies Inc. (NASDAQ: TAVA) a leading provider of automation and information technology solutions for industry, announced today that it achieved record bookings for its PLANT Y2K ONE-TM-products and services in May. New orders for PLANT Y2K ONE-TM-software tools and services came to more than $12,500,000 for the month and include licenses of the Company's methodology, database access fees and project services. The orders in May spanned 24 clients in industries including automotive, food processing, chemicals, refining, pulp and paper and mining and mineral processing. Scheduled execution varies by client and specific product services combination.

PLANT Y2K ONE-TM- is a suite of products which offers manufacturing and process industries a tool-based solution to address companies' year 2000 compliance issues at the factory and control layer of its IT systems

John Jenkins, CEO said, "The awareness of Y2K issues in factory automation and process control is increasing rapidly. This is reflected in the accelerating demand for our products. While some industry leaders have progressed into remediation work, most of these new orders actually reflect only the launch of the initial inventory and assessment phase of client programs. There is still much to be done to achieve Y2K readiness at the factory floor in U.S. industry."

TAVA (www.tavatech.com) provides factory automation and control systems integration helping clients in manufacturing and process industries integrate their processes, applications, hardware and software into seamless manufacturing enterprises. Located in 11 regional offices throughout the U.S., TAVA has a staff of more than 400.

Contacts:
TAVA Technologies, Inc.                      Pacific Consulting Group, Inc.
John Jenkins                                  Scott Liolios
(303) 771-9794                                 (714) 574- 3860